Exhibit 3.1

AMENDMENT NO. 3

TO THE AMENDED AND RESTATED BYLAWS OF

VIVUS, INC.

May 9, 2013

The Amended and Restated Bylaws of VIVUS, Inc., a Delaware corporation (the “Company”), initially adopted by the Board of Directors of the Company on May 16, 1996, as amended and restated on April 18, 2012 and as amended by Amendment No. 1 on February 20, 2013 and Amendment No. 2 on April 26, 2013 (the “Bylaws”), are hereby amended by this Amendment No. 3 (this “Amendment”) pursuant to Article IX thereof as set forth below.

1.              Amendment.  Article III, Section 3.2 of the Bylaws is hereby amended by deleting such Article III, Section 3.2 in its entirety and replacing such Section with the following new Article III, Section 3.2:

“The board of directors shall be set at nine (9) members until changed by an amendment to this bylaw, duly adopted by the board of directors or by the stockholders, or by a duly adopted amendment to the certificate of incorporation. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”

2.              Miscellaneous.  Except as modified by this Amendment, which shall be effective as of the date first written above, the Bylaws shall remain in full force and effect.

IN WITNESS WHEREOF, to record adoption of this Amendment by the Board of Directors of the Company as of the date first written above, the Company has caused its authorized officer to execute this Amendment as of the date first written above.

By:	/s/ Leland F. Wilson
Name:	Leland F. Wilson
Title:	Chief Executive Officer